SO
12/29/03

** AI# 12-29-2003


RECEIVED
DEC 22 2003
158
SEC MAIL PROCESSING SECTION
WASH. D.C.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


03052074

SEC FILE NUMBER
8- 7080

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

A. B. WATLEY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 WALL STREET, 26TH FLOOR
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT MALIN (212) 422-1100
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN LLP
(Name — if individual, state last, first, middle name)

655 THIRD AVENUE, 16TH FLOOR	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

8/2

OATH OR AFFIRMATION

I, ROBERT MALIN, swear (or affirm) that, to the best of my knowledge and believe the accompanying financial statement and supporting schedules pertaining to the firm of A. B. WATLEY, INC., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIMBERLY L. CORTEZ
NOTARY PUBLIC, STATE OF NEW YORK
No. 01CO6090757
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES APRIL 21, 2007

Signature

President

President

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).


SEC MAIL PROCESSING
RECEIVED
DEC 2 2 2003
WASH. D.C. 158 SECTION

A.B. WATLEY, INC.

(a wholly-owned subsidiary of A.B. Watley Group Inc.)

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2003

A.B. WATLEY, INC.
(a wholly-owned subsidiary of A.B. Watley Group Inc.)

September 30, 2003

CONTENTS

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
A.B. Watley, Inc.
New York, New York

We have audited the accompanying statement of financial condition of A.B. Watley, Inc. (a wholly-owned subsidiary of A.B. Watley Group Inc.) as of September 30, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly in all material respects, the financial position of A.B. Watley, Inc. at September 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, has an accumulated deficit, is anticipating continuing losses and requires additional sources of funding to maintain sufficient regulatory net capital. The Company's Parent, which has also been a source of funding, may be unable to supply the required capital. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Marcum & Kliegman LLP

New York, New York
November 26, 2003

655 Third Avenue • 16th Floor • New York, New York 10017 • Tel 212-981-3000 • Fax 212-981-3001
Woodbury New York Greenwich Grand Cayman
www.mkllp.com

A.B. WATLEY, INC.
(a wholly-owned subsidiary of A.B. Watley Group Inc.)

STATEMENT OF FINANCIAL CONDITION

September 30, 2003

ASSETS

Cash and cash equivalents	$ 41,276
Securities owned, at market value	1,309,145
Receivables from clearing brokers	164,700
Computer equipment and software, net	60,268
Notes and other receivables	417,727
Due from parent and affiliates	5,886,878
Secured demand note	3,202,000
	$ 11,081,994

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Payable to clearing broker	$ 1,597,767
Accounts payable	1,685,017
Accrued liabilities	501,018
Securities sold, but not yet purchased, at market value	28,010
Due to affiliate	86,918
Total liabilities	3,898,730
Commitments and contingencies	
Subordinated borrowings	5,530,000
Stockholder's equity:	
Common stock, no par value, 200 shares authorized, 99 shares issued and outstanding	-
Additional paid-in capital	3,032,179
Accumulated deficit	(1,378,915)
Total stockholder's equity	1,653,264
	$ 11,081,994

The accompanying notes are an integral part of this financial statement.

A.B. WATLEY, INC.
(a wholly-owned subsidiary of A.B. Watley Group Inc.)

Notes to Statement of Financial Condition

September 30, 2003

1. Organization and Basis of Presentation

A.B. Watley, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company is a wholly-owned subsidiary of A.B. Watley Group Inc., ("ABWG" or the "Parent"), a U.S. public corporation, which was formerly known as Internet Financial Services Inc.

The Company provides securities trading and brokerage activities to customers and also engages in proprietary trading for its own account. All securities transactions are cleared through two clearing brokers, of which one is a related party (see Note 8) pursuant to securities clearing agreements.

The Company is exempt from the provisions of rule 15c3-3 under the Act in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph k(2)(ii) of that rule.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company has suffered recurring losses and has a significant accumulated deficit as of September 30, 2003. Accordingly, the Company anticipates that it requires additional sources of funding to maintain sufficient regulatory net capital. The Parent has also suffered recurring losses and has an accumulated deficit at September 30, 2003. Since its Parent has few other sources of operating cash flow, it is dependent on outside sources of financing and is presently pursuing several alternatives, although no additional financing is imminent. These conditions raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements and supplemental information do not include any adjustments that might result from the outcome of this uncertainty.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents: Cash and cash equivalents include highly liquid instruments with original maturities of less than three months.

Securities Transactions: Securities transactions are recorded on a trade date basis.

Securities owned and Securities Sold, But Not Yet Purchased: Securities owned and securities sold, but not yet purchased are stated at market or fair values. Market value is generally based on listed market prices.

If listed market prices are unattainable, fair values are determined based on other relevant factors including broker or dealer price quotes.

2. Summary of Significant Accounting Policies (continued)

Computer equipment and software: Computer equipment and software are carried at cost.

Use of Estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fair Value of Financial Instruments: Substantially all of the Company's financial instruments are carried at fair value or at amounts approximating fair value.

Income Taxes: Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is part of a group that files consolidated Federal, State and Local income tax returns with its parent company, ABWG. Under the tax allocation agreement, income taxes are provided for "as if" the Company files a separate tax return. Estimated tax payments are paid directly to the parent company.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1). In accordance with this rule, the Company is required to maintain defined minimum net capital to the greater of $100,000 or 6-2/3% of aggregate indebtedness as defined. At September 30, 2003, the Company had net capital, as defined, of $568,592, which was $320,211 above its required net capital of $248,381. The Company's aggregate indebtedness to net capital ratio was 6.55 to 1. See subsequent events Note 11 for further discussions.

4. Secured Demand Note

On January 15, 2003, the Company entered into a Secured Demand Note Collateral Agreement (the "SDN"), whereby a subordinated lender agreed to deposit $5,000,000 worth of collateral in accounts to be held by the Company to secure a subordinated loan for the same amount. The loan has been approved by the NASD and is included for the purposes of computing net capital under Rule 15c3-1.

4. Secured Demand Note (continued)

During the year ended September 30, 2003, the Company liquidated approximately $1,798,000 of the SDN Collateral. This cash was then used by the Company to support its operations. This transaction is reflected in the accompanying Statement of Financial Condition as a reduction of the principal amount of the SDN.

As discussed in Note 9, the Company is in arbitration with the lender.

5. Security Transactions and Associated Risks

Pursuant to clearance agreements, the clearing and depository operations for the Company and its customers' securities transactions are provided by two clearing broker-dealers. The Company earns commissions as an introducing broker for the transactions of its customers.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the security underlying the contract at a loss.

The Company's customer securities are transacted on either a cash or margin basis. In margin transactions, the clearing broker extends the credit to the Company's customers, subject to various regulatory margin requirements, collateralized by cash and securities in the customers' accounts. However, the Company is required to contact the customer and to either obtain additional collateral or to sell the customer's position if such collateral is not forthcoming. The Company is responsible for any losses on such margin loans, and has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company.

The Company seeks to control the risks associated with these activities by reviewing the credit standing of each customer and counterparty with which it does business. Further, working with the clearing brokers, it requires customers to maintain margin collateral in compliance with various regulatory and internal company policy guidelines. The clearing brokers monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary. The Company's exposure to these risks becomes magnified in volatile markets. As of September 30, 2003, the Company has provided a reserve for uncollectible receivables from clearing brokers in the amount of $909,051.

5. Security Transactions and Associated Risks (continued)

The Company may at times maintain positions in equity securities on both a long and short basis. While long positions represent the Company's ownership of securities, short positions represent obligations of the Company. Accordingly, both long and short positions may result in gains or losses to the Company as market values of securities fluctuate. To manage the risk of losses, the Company marks long and short positions to market daily and continuously monitors the market fluctuations.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specified security at a contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the Statement of Financial Condition.

6. Computer Equipment and Software, net

Computer equipment and software at September 30, 2003, consists of the following:

Computer equipment	$ 554,917
Software	13,707
	$ 568,624
Less: accumulated depreciation	(508,356)
	$ 60,268

7. Subordinated Borrowings

At September 30, 2003, subordinated borrowings consisted of $5,530,000 of subordinated notes payable to general creditors, of which $5,000,000 (see Note 4) bearing interest at 7% is due on June 30, 2004; $200,000 bearing interest at 15%, $150,000 bearing interest at 13%, and the balance of $180,000 bearing interest at 12% are all due on October 31, 2006. In connection with the issuance of the $5,000,000 of subordinate borrowings the Company issued warrants to the lender to purchase 500,000 shares of common stock of the Parent Company. The Company recorded a debt discount of $273,724 which is amortized to interest expense over the life of the subordinated loan. Interest expense relating to the warrants was $136,862 for the year ended September 30, 2003. The subordinated borrowings have been approved by the NASD and are available in computing net capital under the Uniform Net Capital Rule of the SEC. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Of the total subordinated borrowings, $180,000 is due from an officer and shareholder of ABWG. On September 29, 2003, subordinated borrowings of $530,000 bearing at interest rates ranging from 12% - 15% were converted to equity subordinations.

8. Related Party Transactions

Parent and Affiliates

Receivable from Parent represents funding provided to the Parent, offset by income taxes, and costs under the Company's informal service agreement with ABWG. The related party balance is non-interest bearing. As of September 30, 2003, the Company has receivables from its Parent and an affiliate of $5,763,930 and $122,948, respectively, and has payables to an affiliate of $86,918.

The Company has an informal service agreement with ABWG, whereby, the Company, for a fee, may use various facilities, computer equipment and software.

Included in loans and advances in the Statement of Financial Condition are receivables of $272,727 from officers of the Company who are also stockholders of ABWG. Such amounts are non-interest bearing.

Clearing Broker

The Company currently uses two clearing brokers to clear the Company's securities transactions. The Company's primary clearing broker (the "Broker") has been determined to be a related party, as the Broker indirectly owns 359,092 shares of common stock of the Company's Parent as of September 30, 2003.

As of September 30, 2003, accounts receivable from the Broker totaled approximately $28,000 and payables to the Broker totaled approximately $1,598,000.

9. Commitments and Contingencies

Lease Agreement

The company, together with ABWG, has entered into certain lease agreements for office space under non-cancellable operating lease agreements that expire June 23, 2009 and contain rent escalation provisions. In addition, ABWG has operating leases for computer equipment that expire at various dates extending through October 31, 2005. Rent expense has been allocated to the Company under an informal service agreement as described in Note 8. As of September 30, 2003, the aggregate minimum future rental payments required by the Company and ABWG, are as follows:

Year ending September 30,	Amount
2004	$ 1,097,767
2005	927,112
2006	939,765
2007	938,272
2008	938,272
Thereafter	703,704
Total	$ 5,544,892

9. Commitments and Contingencies (continued)

Litigation

The Company is currently a defendant or co-defendant in various legal actions arising in the ordinary course of business. Although there can be no assurance, management of the Company believes the majority of these claims, if successful, would be covered by their insurance. Some of the significant proceedings are discussed below:

A.B. Watley Group Inc. and A.B. Watley, Inc. versus Litchfield Capital, LLC

On March 31, 2003, the Company received a demand for the immediate liquidation of the $5 million secured demand note by the Lender. On March 31, 2003, the Company filed a NASD Arbitration Demand and a Statement of Claims with the NASD Dispute Resolution office. This filing seeks to enforce the provisions of the secured demand note agreement in order to prevent the Lender from prematurely withdrawing the collateral securing the secured demand note. On May 22, 2003, the Lender of the secured demand note filed a Statement of Answer and Counterclaim denying liability for the Company's claims. During the year ended September 30, 2003, the Company and the Lender have been engaged in extensive settlement discussions in connection with this matter. However, at this time no settlement has been reached. The Company plans to continue such discussions, however, does not anticipate a settlement to be reached prior to the commencement of the Arbitration hearing, which is scheduled for February 2004.

AB Watley, LLC versus Martinez

On July 11, 2003, The U.S. Department of Labor ("DOL") gave Company notice that a former Financial and Operations Principal for the Company, had filed a Complaint against Company under section 806 of the Sarbanes-Oxley Act of 2002 ("Act"). The Complaint alleges that the Company terminated Mr. Martinez's employment in violation of the Act for raising net-capital issues with the NASD. On July 30, 2003, the Company responded to the Complaint and submitted its response and evidentiary materials to DOL. The response denied all liability and raised several defenses to the Complaint. Although the Act requires the DOL to issue written findings as to whether there is reasonable cause to believe that a violation of the Act occurred within 60 days after the filing of the Complaint, the Company has not received any notice or findings from the DOL. The Company intends to vigorously defend this matter.

Gary Miller versus AB Watley, Inc.

In the Office of Dispute Resolution for the NASD, Claimants filed Statement of Claim against the Company in or about September 2003 seeking damages of approximately $250,000 relating to a breach of contract. The Company's answer in this matter is due on December 4, 2003, and the Company intends to deny liability in connection with the Complaint.

9. Commitments and Contingencies (continued)

Litigation (continued)

Steven Messina, Brian Kelly and Thomas Messina verses AB Watley, Inc.

In the Office of Dispute Resolution for the NASD, Claimants filed Statement of Claim against the Company in August 2002, seeking actual damages, consisting of unpaid commissions in the amount of $147,000. The Company denies all wrongdoing in connection with the matter, and has asserted a counterclaim in the amount of $600,000 for breaches of contract and fiduciary duties. A hearing in this matter has not yet been scheduled. The Company intends to vigorously defend this matter and prosecute its counterclaim.

Hartman & Craven LLP versus AB Watley, Inc.

In the Supreme Court of the State of New York, Plaintiff has filed a Complaint against, amongst others, the Company for damages in the amount of $352,574 for unpaid legal fees. The Company denies liability, in part, and has asserted a counterclaim for malpractice and breach of contract for unspecified damages. Paintiff has filed a motion for summary judgment, which is returnable on December 10, 2003 before the Court. Although the Company intends to oppose the motion and currently cannot predict ultimate outcome.

AB Watley, Inc. versus John J. Amore, et al

The Company has sued its former CEO. The defendant, sued under various pseudo-names, has not yet filed his responsive pleading, which is due on December 5, 2003. The Company and the defendant are currently are in the discovery stage of the lawsuit and the Company intends to pursue its claim vigorously.

Sean MacDonald and Adam Silver versus AB Watley, Inc.

In the Office of Dispute Resolution for the NASD, Claimants filed Statement of Claim against the Company in April 2003, seeking unspecified damages for improper margin sell-outs by the Company. The Company denied all wrongdoing in connection with this matter, and has asserted that it acted in accordance with its customer agreement as well as applicable federal securities laws. In addition, the Company has asserted a counterclaim to recover the margin debit left by Claimants. A hearing in this matter has not yet been scheduled. The Company intends to vigorously contest the claim.

9. Commitments and Contingencies (continued)

Litigation (continued)

John W. Donovan and Bettina H. Wolff versus AB Watley, Inc.

In the Office of Dispute Resolution for the NASD, Claimants filed Statement of Claim against the Company in July 2003, seeking damages of approximately $94,789 relating to the suitability of Claimants' investments. The Company denied all wrongdoing in connection with this matter and has asserted that it acted in accordance with its customer agreement as well as applicable federal securities laws. A hearing in this matter has not yet been scheduled. The Company intends to vigorously contest the claim.

William Frymer versus AB Watley, Inc.

A former employee of the Company has commenced an arbitration alleging breach of express and implied contract, *quantum meruit/unjust enrichment,* and violation of the New York Labor Law. He seeks what he alleges is the balance of his unpaid contractual salary amounting to $709,167 and bonus compensation, benefits and severance pay, stock options totaling 500,000 shares, 25% liquidated and punitive damages. The Company intends to vigorously contest the claim.

James B. Fellus versus AB Watley, Inc.

A former employee of the Company has commenced an arbitration alleging breach of express and implied contract, *quantum meruit/unjust enrichment,* and violation of the New York Labor Law. He seeks what he alleges is the balance of his unpaid contractual salary amounting to $875,000 and bonus compensation, benefits and severance pay, stock options totaling 2,500,000 shares of common stock exercisable at a $0.10 price per share and 3,000,000 exercisable at $1.00 per share, 25% liquidated and punitive damages. The Company intends to vigorously contest the claim

The Company is unable to predict the outcome of any of the above noted matters; and accordingly, no adjustments have been made in the financial statements in response, or pursuant to these matters.

10. Income Taxes

The Company has no income tax liability for Federal, State and Local income tax purposes. Income tax expense for the year ended September 30, 2003 consists solely of minimum State and Local taxes based on capital.

10. Income Taxes (continued)

The effects of temporary differences that give rise to deferred tax assets of approximately $1,421,000 at September 30, 2003, are the result of net operating loss carryforwards.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the reversal of deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the period for which the deferred tax assts are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences, and thus a 100% valuation allowance was established.

11. Subsequent Events

As of November 26, 2003, the Company is in Net Captal Compliance with an estimate excess of approximately $142,000 (unaudited). However, the Company's current level of operations requires additional sources of funding to maintain sufficient regulatory net capital.

The NASD is currently examining the Company's FOCUS filings for the months September through November, 2003. Management believes the ultimate resolution of this examination will not result in a materially adverse effect to the Company's financial position or results of operations, however, there can be no assurance of any conclusions by the NASD based on their findings.


SEC MAIL PROCESSING
RECEIVED
DEC 2 2 2003
WASH. D.C.
158
SECTION

A.B. WATLEY, INC.
(a wholly-owned subsidiary of A.B. Watley Group, Inc.)

INDEPENDENT AUDITORS REPORT
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a–5

September 30, 2003

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder of
A.B. Watley, Inc.
New York, New York

In planning and performing our audit of the financial statements of A.B. Watley, Inc. (a wholly-owned subsidiary of A.B. Watley Group, Inc.) (the "Company") for the year ended September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule l5c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

655 Third Avenue • 16th Floor • New York, New York 10017 • Tel 212-981-3000 • Fax 212-981-3001
Woodbury New York Greenwich Grand Cayman
www.mkllp.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Marcum & Kliegman LLP

New York, New York
November 26, 2003